Exhibit 99.1

News Release #02/2013
2013-01-31

Baja Mining Reports Technical Report Developments

Vancouver, January 31, 2013 – Baja Mining Corp. (“Baja”) (TSX: BAJ - OTCQB: BAJFF) has been informed by SRK Consulting that the summary of the updated NI 43-101 compliant technical report on the Boleo project has not yet been completed.

Representatives from Minera y Metalúrgica del Boleo, S.A.P.I. de C.V., Kores and other third parties are continuing to contribute information and provide feedback on several key sections of the report, and significant progress has been made.

However, at this stage, Baja refrains from providing any further guideline regarding the delivery date of the technical report. Baja will disclose the findings of the summary report in a news release when it becomes available. SRK will deliver, and Baja will file, the final NI 43-101 compliant technical report within 45 days of the announcement.

For further information, please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email at info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This press release contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which Baja believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking statements. Additional risks and uncertainties can be found in Baja’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis in respect of the three month period ended March 31, 2012, June 30, 2012 and September 30, 2012. Forward-looking statements are given only as at the date of this press release and Baja disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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